Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-229094

March 5, 2019

Futu Holdings Limited

Futu Holdings Limited, or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at 1-212-902-1171, UBS Securities LLC at 1-888-827-7275, or Credit Suisse Securities (USA) LLC at 1-800-221-1037. You may also access the Company’s most recent prospectus dated March 5, 2019, which is included in Amendment No. 3 to the Company’s registration statement on Form F-1, as filed with the SEC on March 5, 2019, or Amendment No. 3, by visiting EDGAR on the SEC website at:

https://www.sec.gov/Archives/edgar/data/1754581/000119312519063784/d620103df1a.htm

This free writing prospectus reflects the following amendments that were made in Amendment No. 3. All references to page numbers are to page numbers in Amendment No. 3.

Front Page

(1)	Amend the Calculation of Registration Fee table as follows:

Title of each class of securities to be registered	Amount to be registered(2)(3)	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee(4)
Class A Ordinary Shares, par value US$0.00001 per share(1)(2)	69,000,000	US$1.50	US$103,500,000	US$12,544.20

Cover Page

(2)	Amend the following immediately above the Company’s logo:

7,500,000 American Depositary Shares

(3)	Amend the following immediately under the Company’s logo:

Representing 60,000,000 Class A Ordinary Shares

(4)	Amend the first sentence of the first paragraph under the Company’s logo as follows:

This is an initial public offering of 7,500,000 American depositary shares, or ADSs, by Futu Holdings Limited. Each ADS represents eight Class A ordinary shares, par value US$0.00001 per share.

(5)	Amend the sixth paragraph under the Company’s logo as follows:

We have granted the underwriters the right to purchase up to an additional 1,125,000 ADSs to cover over-allotments within 30 days after the date of this prospectus at the initial public offering price less the underwriting discounts and commissions.

(6)	Amend the seventh paragraph under the Company’s logo as follows:

Upon the completion of this offering, our outstanding shares will consist of Class A ordinary shares and Class B ordinary shares, and we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Leaf Hua Li, our founder, chairman of the board of directors and chief executive officer, will beneficially own 74.1% of our then issued Class B ordinary shares and will be able to exercise 71.8% of the total voting power of our issued and outstanding shares immediately after the consummation of this offering, assuming (i) the underwriters do not exercise their option to purchase additional ADSs, and (ii) we will issue and sell 50,909,090 Class A ordinary shares to General Atlantic Singapore FT Pte. Ltd. through a concurrent private placement, which number of shares has been calculated based on an assumed initial public offering price of US$11.00 per ADS, the midpoint of the estimated initial public offering price range set forth above. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes and is convertible into one Class A ordinary share at any time by the holders thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any non-affiliate of such holder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

The Offering

(7)	Amend the following on page 9:

ADSs offered by us	7,500,000 ADSs (or 8,625,000 ADSs if the underwriters exercise their over-allotment option in full).

ADSs outstanding immediately after this offering	7,500,000 ADSs (or 8,625,000 ADSs if the underwriters exercise their over-allotment option in full).

(8)	Add the following on page 9:

Concurrent Private Placement	Concurrently with, and subject to, the completion of this offering, General Atlantic Singapore FT Pte. Ltd., a non-U.S. and non-affiliated entity, has agreed to purchase from us US$70,000,000 in Class A ordinary shares at a price per share equal to the initial public offering price per share, or the Concurrent Private Placement. Assuming an initial offering price of US$11.00 per share, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus, the investor will purchase 50,909,090 Class A ordinary shares from us. Our proposed issuance and sale of Class A ordinary shares to the investor is being made through a private placement pursuant to an exemption from registration with the Securities and Exchange Commission under Regulation S of the Securities Act. Under the subscription agreement executed on March 5, 2019, if the initial offering price is greater than US$12.00 per ADS, the investor has no obligation to purchase any Class A ordinary shares and the Concurrent Private Placement may be terminated. The investor has agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares acquired in the private placement for a period of 180 days after the date of the final prospectus, subject to certain exceptions. In connection with the Concurrent Private Placement, we have granted registration rights to the investor on terms and conditions equivalent to and on a paripassu basis as holders of registrable securities as described under “Description of Share Capital—History of Securities Issuances—Registration Rights.”

(9)	Amend the following on page 9:

Ordinary shares outstanding immediately after this offering	892,590,184 ordinary shares, comprised of 348,038,133 Class A ordinary shares (including 50,909,090 Class A ordinary shares we will issue in the Concurrent Private Placement, which number of shares has been calculated based on an assumed initial offering price of US$11.00 per ADS, the midpoint of the estimated offering price range shown on the front cover page of this prospectus) and 544,552,051 Class B ordinary shares (or 901,590,184 ordinary shares if the underwriters exercise their over-allotment option in full, comprised of 357,038,133 Class A ordinary shares and 544,552,051 Class B ordinary shares) will be issued and outstanding immediately upon the completion of this offering.

(10)	Amend the following on page 10:

Ordinary shares	We will issue 60,000,000 Class A ordinary shares represented by the ADSs in this offering (assuming the underwriters do not exercise their option to purchase additional ADSs). Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A ordinary share will be entitled to one vote, and each Class B ordinary share will be entitled to 20 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any non-affiliate of such holder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. See “Description of Share Capital.”

Over-allotment option	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 1,125,000 additional ADSs at the initial public offering price less the underwriting discounts and commissions.

(11)	Amend the following on pages 10 and 11:

Use of proceeds	We expect that we will receive net proceeds of approximately US$143.1 million (or US$154.7 million if the underwriters exercise their over-allotment option in full) from this offering and the Concurrent Private Placement, assuming an initial public offering price of US$11.00 per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds from this offering and the Concurrent Private Placement for general corporate purposes, including research and development, working capital needs, and increased regulatory capital requirements of the HK SFC and regulatory authorities in other jurisdictions as a result of our business expansion. See “Use of Proceeds” for more information.

(12)	Amend the following on page 11:

Lock-up	We, our directors, executive officers, all of our existing shareholders and holders of our share-based awards and the Concurrent Private Placement investor have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. In addition, we have agreed to instruct The Bank of New York Mellon, as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary with the prior written consent of the representatives of the underwriters. See “Shares Eligible for Future Sales” and “Underwriting.”

(13)	Amend the following on page 11:

•

includes 7,500,000 Class A ordinary shares in the form of ADSs that we will issue and sell in this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs representing Class A ordinary shares;

(14)	Add the following on page 11:

•

includes 50,909,090 Class A ordinary shares we will issue and sell in the Concurrent Private Placement, assuming an initial offering price of US$11.00 per ADS, the midpoint of the estimated offering price range shown on the front cover page of this prospectus;

Risk Factors

(15)

Amend the risk factor under the heading “Risk Factors – Our corporate actions will be substantially controlled by our founder, chairman and chief executive officer, Mr. Leaf Hua Li, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.” on page 34 as follows:

Immediately following this offering, Mr. Leaf Hua Li, our founder, chairman and chief executive officer, will beneficially own approximately 45.2% of our outstanding shares or 71.8% of the total voting power of our outstanding shares, assuming (i) the underwriters do not exercise their option to purchase additional ADS and (ii) we will issue and sell 50,909,090 Class A ordinary shares to General Atlantic Singapore FT Pte. Ltd. through the Concurrent Private Placement, which number of shares has been calculated based on the midpoint of the estimated initial public offering price range set forth on the front cover page of this propsectus. Accordingly, Mr. Li will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering.

(16)

Amend the risk factor with the heading “Risk Factors – Risks Related to Doing Business in China – PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and our VIE and its subsidiaries.” on page 50 as follows:

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering and Concurrent Private Placement to make loans or additional capital contributions to our PRC subsidiaries and our VIE and its subsidiaries.

We are an offshore holding company with some of our operations conducted in China. We may make loans to our PRC subsidiaries and VIE subject to the approval, registration, and filing with governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to foreign exchange loan registrations with the National Development and Reform Commission and SAFE or its local branches. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or VIE or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and Concurrent Private Placement and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

(17)

Amend the second paragraph of the risk factor under the heading “Risk Factors – Risks Related to the ADSs and this Offering – Our proposed dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial..” on page 56 as follows:

Immediately prior to the completion of this offering, Mr. Leaf Hua Li, our founder, chairman of the board of directors and chief executive officer, and Qiantang River Investment Limited, an existing shareholder of ours will beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares will constitute approximately 61.0% of our total issued and outstanding share capital immediately after the completion of this offering and 96.9% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming (i) the underwriters do not exercise their over-allotment option and (ii) we will issue and sell 50,909,090 Class A ordinary shares to General Atlantic Singapore FT Pte. Ltd. through the Concurrent Private Placement, which number of shares has been calculated based on the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

(18)

Amend the second paragraph of the risk factor under the heading “Risk Factors – Risks Related to the ADSs and this Offering – As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.” on page 57 as follows:

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$8.46 per ADS (assuming no exercise of outstanding options to acquire ordinary shares), representing the difference between our pro forma net tangible book value per ADS of US$2.54 as of December 31, 2018, after giving effect to this offering and the Concurrent Private Placement, and the assumed initial public offering price per share of US$11.00 per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus). In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. Substantially all of the ordinary shares issuable upon the exercise of currently outstanding share options will be issued at a purchase price on a per ADS basis that is less than the initial public offering price per ADS in this offering. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon the completion of this offering.

(19)

Amend the risk factor under the heading “Risk Factors – Risks Related to the ADSs and this Offering -- Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.” on pages 57 and 58 as follows:

Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materiallyimpair our future ability to raise capital through equity offerings in the future. There will be 7,500,000 ADSs (equivalent to 60,000,000 Class A ordinary shares) outstanding immediately after this offering, or 8,625,000 ADSs (equivalent to 69,000,000 Class A ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. All of the ADSs sold in this offering will be freely tradable without any restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. All of our shares outstanding prior to this offering are “restricted securities” as defined in Rule 144 and, in the absence of registration, may not be sold other than in accordance with Rule 144 under the Securities Act or another exemption from registration.

(20)

Amend the second paragraph of the risk factor under the heading “Risk Factors – Risks Related to the ADSs and this Offering – We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.” on page 63 as follows:

We have not determined a specific use for a portion of the net proceeds from this offering and the Concurrent Private Placement, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering and the Concurrent Private Placement, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering and the Concurrent Private Placement. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase the ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

Use of Proceeds

(21)	Amend the following on page 67:

We estimate that we will receive net proceeds from this offering and the Concurrent Private Placement of approximately US$143.1 million, or approximately US$154.7 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$11.00 per ADS, which is the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$11.00 per ADS would increase (decrease) the net proceeds to us from this offering by US$7.1 million, assuming the underwriters do not exercise their over-allotment option to purchase additional ADS and the number of ADSs offered by us, as set forth on the front cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares in the form of ADSs for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering and the Concurrent Private Placement for general corporate purposes, including research and development, working capital needs, and increased regulatory capital requirements of the HK SFC and regulatory authorities in other jurisdictions as a result of our business expansion.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering and the Concurrent Private Placement. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering and the Concurrent Private Placement. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering and the Concurrent Private Placement differently than as described in this prospectus. See “Risk Factors – Risks Related to the ADSs and This Offering – We have not determined a specific use for a portion of the net proceeds from this offering and the Concurrent Private Placement, and we may use these proceeds in ways with which you may not agree.”

Pending any use of proceeds described above, we plan to invest the net proceeds from this offering and the Concurrent Private Placement in short-term, interest-bearing, debt instruments or demand deposits.

In using the net proceeds of this offering and the Concurrent Private Placement, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions and to our VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors – Risks Related to Doing Business in China – PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering and the Concurrent Private Placement to make loans or additional capital contributions to our PRC subsidiaries and our VIE and its subsidiaries.”

Capitalization

(22)	Amend the third bullet of the first paragraph on page 69 as follows:

•

on a pro forma as adjusted basis to reflect (i) the automatic conversion and redesignation of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis immediately upon the completion of this offering; (ii) the re-designation of 544,552,051 ordinary shares into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering; (iii) the redesignation of all of the remaining ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering; (iv) the issuance and sale of 60,000,000 Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$11.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option; and (v) the issuance and sale of 50,909,090 Class A ordinary shares through the Concurrent Private Placement, calculated based on the midpoint of the estimated offering price range shown on the front cover page of this prospectus.

(23)	Amend the table and footnotes on page 70 as follows:

	As of December 31, 2018
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands, except for share and per share data)
	HK$	US$	HK$	US$	HK$	US$
Mezzanine equity
Series A preferred shares (US$0.00001 par value; 125,000,000 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	68,072	8,693	—	—	—	—
Series A-1 preferred shares (US$0.00001 par value; 23,437,500 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	14,587	1,863	—	—	—	—
Series B preferred shares (US$0.00001 par value; 88,423,500 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	282,627	36,093	—	—	—	—
Series C preferred shares (US$0.00001 par value; 128,844,812 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	777,835	99,334	—	—	—	—
Series C-1 preferred shares (US$0.00001 par value; 12,225,282 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	107,351	13,709	—	—	—	—
Total mezzanine equity	1,250,472	159,692	—	—	—	—
Shareholders’ deficit:
Ordinary shares (US$0.00001 par value; 4,622,068,906 and 4,622,068,906 shares authorized as of December 31, 2017 and December 31, 2018, respectively; 403,750,000 and 403,750,000 shares issued and outstanding as of December 31, 2017 and December 31, 2018, respectively; No shares issued and outstanding on a pro-forma basis and on a pro-forma adjusted basis as of December 31, 2018)	31	4	—	—	—	—
Class A ordinary shares (US$0.00001 par value; none outstanding on an actual basis, 237,129,043 issued and outstanding on a pro forma basis, and 348,038,133 issued and outstanding on a pro forma as adjusted basis)	—	—	15	2	23	3
Class B ordinary shares (US$0.00001 par value; none outstanding on an actual basis, 544,552,051 issued and outstanding on a pro forma basis, and 544,552,051 issued and outstanding on a pro forma as adjusted basis)	—	—	46	6	46	6
Additional paid-in capital(2)	—	—	1,250,442	159,688	2,370,700	302,752
Accumulated other comprehensive loss	(1,299)	(166)	(1,299)	(166)	(1,299)	(166)
Accumulated deficit	(148,925)	(19,019)	(148,925)	(19,019)	(148,925)	(19,019)
Total shareholders’ (deficit)/equity(2)	(150,193)	(19,181)	1,100,279	140,511	2,220,545	283,576
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	16,062,932	2,051,329	16,062,932	2,051,329	17,183,198	2,194,394

Notes:

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering and the Concurrent Private Placement are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$11.00 per ADS, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity, total equity and total capitalization by US$7.1 million.

Dilution

(24)	Amend the second and third paragraphs on page 71 as follows:

Our net tangible book value as of December 31, 2018 was approximately US$140.3 million, or US$0.18 per ordinary share on an as-converted basis as of that date and US$1.44 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share on an as-converted basis, after giving effect to (i) the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$1.38 per Class A ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the issuance and sale in the Concurrent Private Placement of 50,909,090 Class A ordinary shares, calculated based on the midpoint of the estimated offering price range shown on the front cover page of this prospectus. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in net tangible book value after December 31, 2018, other than to give effect to (i) our sale of the ADSs offered in this offering at the assumed initial public offering price of US$11.00 per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the issuance and sale of 50,909,090 Class A ordinary shares through the Concurrent Private Placement, calculated based on the midpoint of the estimated offering price range shown on the front cover page of this prospectus, our pro forma as adjusted net tangible book value as of December 31, 2018 would have been US$283.4 million, or US$0.32 per ordinary share and US$2.54 per ADS. This represents an immediate decrease in net tangible book value of US$0.03 per ordinary share and US$0.24 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$1.06 per ordinary share and US$8.46 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

(25)	Amend the table on page 71 as follows:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	1.38	US$11.00
Net tangible book value as of December 31, 2018	US$	0.35	US$2.78
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	0.18	US$1.44
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares, this offering and the Concurrent Private Placement	US$	0.32	US$2.54
Amount of dilution in net tangible book value to new investors in this offering	US$	1.06	US$8.46

(26)	Amend the following on pages 71 and 72:

A US$1.00 increase (decrease) in the assumed initial public offering price of US$11.00 per ADS (the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$7.1 million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering and the Concurrent Private Placement by US$0.01 per ordinary share and US$0.08 per ADS, and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.12 per ordinary share and US$0.92 per ADS, assuming (i) no change to the number of ADSs offered by us as set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the issuance and sale in the Concurrent Private Placement of Class A ordinary shares.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2018, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us in this offering and the Concurrent Private Placement, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders	781,681,094	87.6%	US$	142,521,619	48.3%	US$	0.18	US$	1.46
New investors	110,909,090	12.4%	US$	152,500,000	51.7%	US$	1.38	US$	11.00

Total	892,590,184	100.0%	US$	295,021,619	100.0%

Principal Shareholders

(27)	Amend the second paragraph on page 181 as follows:

The calculations in the table below are based on 781,681,094 ordinary shares outstanding on an as-converted basis as of the date of this prospectus, and 348,038,133 Class A ordinary shares and 544,552,051 Class B ordinary shares outstanding immediately after the completion of this offering, assuming (i) the underwriters do not exercise their over-allotment option and (ii) 50,909,090 Class A ordinary shares issued and sold through the Concurrent Private Placement, calculated based on the midpoint of the estimated offering price range shown on the front cover page of this prospectus.

(28)	Amend the table on page 181 as follows:

	Ordinary Shares Beneficially Owned Prior to This Offering***		Ordinary Shares beneficially Owned After This Offering
	Number	%	Class A Ordinary Shares	Class B Ordinary Shares	% of Total Ordinary Shares	% of Aggregate Voting Power****
Directors and Executive Officers**:
Leaf Hua Li(1)	403,750,000	51.7%	—	403,750,000	45.2%	71.8%
Ppchen Weihua Chen(2)	11,052,915	1.4%	11,052,915	—	1.2%	0.1%
Arthur Yu Chen(3)	—	—	—	—	—	—
Nineway Jie Zhang(4)	8,075,000	1.0%	8,075,000	—	0.9%	0.1%
Shan Lu(5)	—	—	—	—	—	—
Robin Li Xu	*	*	*	*	*	*
Vic Haixiang Li†(6)	—	—	—	—	—	—
Brenda Pui Man Tam†(7)	—	—	—	—	—	—
All Directors and Executive Officers as a Group	425,537,915	53.0%	21,787,915	403,750,000	46.5%	71.9%
Principal Shareholders:
Entities affiliated with Leaf Hua Li(8)	403,750,000	51.7%	—	403,750,000	45.2%	71.8%
Entities affiliated with Tencent(9)	298,487,812	38.2%	157,685,761	140,802,051	33.4%	26.5%
Matrix Partners China III Hong Kong Limited(10)	47,965,811	6.1%	47,965,811	—	5.4%	0.4%
Entities affiliated with Sequoia(11)	31,477,471	4.0%	31,477,471	—	3.5%	0.3%

(28)	Add the following paragraph on page 196 under “Registration Rights”:

We have entered into a subscription agreement with General Atlantic Singapore FT Pte. Ltd. in connection with the Concurrent Private Placement, pursuant to which we have granted the investor registration rights on terms and conditions equivalent to and on a pari passu basis as holders of the abovementioned registrable securities.

Shares Eligible for Future Sales

(29)	Amend the first paragraph on page 206 as follows:

Upon completion of this offering, 7,500,000 ADSs will be outstanding, representing 60,000,000 Class A ordinary shares or, approximately 6.7% of our outstanding Class A and Class B ordinary shares, assuming (i) the underwriters do not exercise their over-allotment option to purchase additional ADSs and (ii) we will issue and sell 50,909,090 Class A ordinary shares through the Concurrent Private Placement, calculated based on the midpoint of the estimated offering price range shown on the front cover of this prospectus. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We have applied to list the ADSs on the Nasdaq Global Market, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

(30)	Amend the first paragraph under “Lock-up Agreements” on page 206 as follows:

We, our directors and executive officers, all of our existing shareholders and option holders and the Concurrent Private Placement investor have agreed, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs (including by entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership interests), whether any of these transactions are to be settled by delivery of ADSs, in cash or otherwise. The foregoing restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed ADS program, if any. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering. In addition, we have agreed to instruct The Bank of New York Mellon, as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary with the prior written consent of the representatives of the underwriters.

(31)	Amend the first bullet under the first paragraph under “Rule 144” on pages 206 and 207 as follows:

•

1% of the then outstanding Class A ordinary shares, in the form of ADSs or otherwise, which immediately after this offering will equal 3,480,381 Class A ordinary shares, assuming (i) the underwriters do not exercise their over-allotment option and (ii) we will issue and sell 50,909,090 Class A ordinary shares through the Concurrent Private Placement, calculated based on the midpoint of the estimated offering price range shown on the front cover of this prospectus; or

Underwriting

(32)	Amend the table on page 215 as follows:

Underwriters	Number of ADSs
Goldman Sachs (Asia) L.L.C.
UBS Securities LLC
Credit Suisse Securities (USA) LLC
HSBC Securities (USA) Inc.
BOCI Asia Limited
Total	7,500,000

(33)	Amend the third and fourth paragraphs on page 215 as follows:

The underwriters have an option to purchase up to an additional 1,125,000 ADSs from us to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 1,125,000 additional ADSs.

(34)	Amend the first sentence of the second paragraph on page 216 as follows:

We, our executive officers, directors, all of our existing shareholders and holders of our share-based awards and the Concurrent Private Placement investor have agreed with the underwriters, subject to certain exceptions, to certain lock-up restrictions in respect of our ordinary shares, the ADSs or securities convertible into or exchangeable for our ordinary shares or the ADSs during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives.

(35)	Amend page 217 by adding the following after the sixth paragraph:

Concurrently with, and subject to, the completion of this offering, General Atlantic Singapore FT Pte. Ltd., a non-U.S. and non-affiliated entity, has agreed to purchase from us US$70,000,000 in Class A ordinary shares at a price per share equal to the initial public offering price per share, or the Concurrent Private Placement. Assuming an initial offering price of US$11.00 per share, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus, the investor will purchase 50,909,090 Class A ordinary shares from us. Our proposed issuance and sale of Class A ordinary shares to the investor is being made through a private placement pursuant to an exemption from registration with the Securities and Exchange Commission under Regulation S of the Securities Act. Under the subscription agreement executed on March 5, 2019, if the initial offering price is greater than US$12.00 per ADS, the investor has no obligation to purchase any Class A ordinary shares and the Concurrent Private Placement may be terminated. The investor has agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares acquired in the private placement for a period of 180 days after the date of the final prospectus, subject to certain exceptions. In connection with the Concurrent Private Placement, we have granted registration rights to the investor on terms and conditions equivalent to and on a pari passu basis as holders of registrable securities as described under “Description of Share Capital—History of Securities Issuances—Registration Rights.”

Expenses Related To This Offering

(36)	Amend the table on page 224 as follows:

SEC Registration Fee	US$	36,360
FINRA Filing Fee		74,700
Nasdaq Application and Listing Fee		150,000
Printing and Engraving Expenses		310,000
Legal Fees and Expenses		2,254,005
Accounting Fees and Expenses		900,000
Miscellaneous		60,022
Total	US$	3,785,087